# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PowerBank Corporation, CIK 0002011053
CUSIP: 73933V100
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 505 Consumers Road, Suite 803, Toronto, Ontario Canada (A6), M2J 4Z2
Date of event which requires filing of this statement: 06/29/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001595082

## Reporting persons
- M.H. Davidson & Co.: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 55,395; sole dispositive power 0; shared dispositive power 55,395; aggregate amount beneficially owned 55,395 (0.1% of the class)
- Davidson Kempner Arbitrage, Equities & Relative Value LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,039,293; sole dispositive power 0; shared dispositive power 3,039,293; aggregate amount beneficially owned 3,039,293 (5.56% of the class)
- Davidson Kempner Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,094,688; sole dispositive power 0; shared dispositive power 3,094,688; aggregate amount beneficially owned 3,094,688 (5.66% of the class)
- Anthony A. Yoseloff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,094,688; sole dispositive power 0; shared dispositive power 3,094,688; aggregate amount beneficially owned 3,094,688 (5.66% of the class)

## Item 1. Issuer
Name of issuer: PowerBank Corporation
Address of issuer's principal executive offices: 505 Consumers Rd., Suite 803, Toronto, Ontario, M2J 4Z2 Canada

## Item 2. Person Filing
Name of person filing:
This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) M.H. Davidson & Co., a New York limited partnership ("CO"). M.H. Davidson & Co. GP, L.L.C., a Delaware limited liability company ("CO GP"), is the general partner of CO and Davidson Kempner Liquid GP Topco LLC, a Delaware limited liability company, is the managing member of CO GP. DKCM (as defined below) is responsible for the voting and investment decisions of CO;

(ii) Davidson Kempner Arbitrage, Equities and Relative Value LP, a Cayman Islands exempted limited partnership ("DKAERV"). Davidson Kempner Multi-Strategy GP II LLC, a Delaware limited liability company ("DKAERV GP"), is the general partner of DKAERV and Davidson Kempner Liquid GP Topco LLC, a Delaware limited liability company, is the managing member of DKAERV GP. DKCM is responsible for the voting and investment decisions of DKAERV;

(iii) Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to each of CO and DKAERV ("DKCM"). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Conor Bastable, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris, Suzanne K. Gibbons, Gregory S. Feldman, Melanie Levine and James Li; and

(iv) Anthony A. Yoseloff, through DKCM, is responsible for the voting and investment decisions relating to the common shares, no par value per share ("Common Stock"), of PowerBank Corporation (the "Company") held by CO and DKAERV.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 9 West 57th Street, 29th Floor, New York, NY 10019.
Citizenship:
(i) CO - a New York limited partnership

(ii) DKAERV - a Cayman Islands exempted limited partnership

(iii) DKCM - a Delaware limited partnership

(iii) Anthony A. Yoseloff - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 54,697,277 Common Shares outstanding, which is the sum of (i) 47,697,277 Common Shares outstanding as of June 29, 2026, as reported in the Company's Voluntary Supplemental Material by Foreign Issuers filed with the Securities and Exchange Commission (the "SEC") on June 30, 2026, and (ii) the 7,000,000 Common Shares issued in the private placement that closed on July 1, 2026, as described in the Company's press release issued on July 1, 2026 attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 1, 2026.
Percent of class: 5.66%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- M.H. Davidson & Co.: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Liquid GP Topco LLC, Managing Member of CO GP, General Partner of CO (07/07/2026)
- Davidson Kempner Arbitrage, Equities & Relative Value LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Liquid GP Topco LLC, Managing Member of DKAERV GP, General Partner of DKAERV (07/07/2026)
- Davidson Kempner Capital Management LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member (07/07/2026)
- Anthony A. Yoseloff: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Individually (07/07/2026)